[Letterhead of Eversheds Sutherland (US) LLP]

May 22, 2018

VIA EDGAR

James E. O’Connor, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TriplePoint Venture Growth BDC Corp.

Preliminary Proxy Statement on Schedule 14A

Filed on May 2, 2018 (File No. 814-01044)

Dear Mr. O’Connor:

On behalf of TriplePoint Venture Growth BDC Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on May 11, 2018 with respect to the Company’s preliminary proxy statement on Schedule 14A (File No. 814-01044), filed with the Commission on May 2, 2018 (the “Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: The Staff refers to the disclosure on page 2 of the Proxy Statement under the section entitled “Quorum Required.” Please explain to the Staff how there will be any broker non-votes at the special meeting. As noted in the Proxy Statement, the only issue to be voted on is “non-routine” under Rule 452 of the NYSE.

Response:    The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the aforementioned disclosure in the definitive Proxy Statement to indicate that broker non-votes will not be treated as present for purposes of determining the presence of quorum at the special meeting.

2.

Comment: The Staff refers to the penultimate sentence on page 2 of the Proxy Statement. Under the 1934 Act, the proxy cannot confer discretionary authority on the chairman to adjourn the meeting to solicit votes to avoid a negative vote on the proposal. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable despite any provisions of the Company’s by-laws or state law. See Rule 14a-4(d)(4) under the Securities Exchange Act of 1934. (We note that, logically, this issue can only arise where a quorum is present.) Specifically, this is not a “matter incident to the conduct of the meeting.” See Rule 14a-4(c)(7) under the 1934 Act. Similarly, brokers do not have discretionary authority to vote for adjournment because such a vote would be non-routine. See rule 452 of the NYSE. Such an adjournment must be authorized by means of a specific proposal in the proxy that receives the required majority of shareholder votes. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated. See Rule 14a-4(b)(1) and (e) under the 1934 Act.

Response:    The Company acknowledges the Staff’s comment and respectfully advises the Staff that the authority of the chairman to adjourn the special meeting is based on his authority as provided in the Company’s Amended and Restated Bylaws. Therefore, any proxy granted pursuant to the Proxy Statement is not conferring discretionary authority on the chairman to adjourn the special meeting; rather, that right is based on the Company’s governance document.

With respect to the comment that the postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable despite any provisions of the Company’s by-laws or state law, we respectfully disagree with the analysis and conclusion. In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the “Adjournment Release”), the Commission withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule 20a-4, the Commission stated:

“Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.”

The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. The Company represents that it will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release. We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law.

As a result, any adjournments made pursuant to the Proxy Statement will be consistent with Rule 14a-4 under the 1934 Act. Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting. In addition, the Proxy Statement and the proxy card explicitly state that the persons named as proxies on the proxy card are authorized to vote, in their discretion, on any adjournments of the Meeting. As a result, shareholders who execute a proxy will have authorized the named proxies to adjourn the Meeting in their discretion (subject to the Commission’s consideration in the Adjournment Release). We are aware of no precedent suggesting adjournments are excluded from “matters incident to the conduct of the meeting” under Rule 14a-4(c)(7). Conversely, the Adjournment Release and proposed Rule 20a-4 expressly contemplate that such adjournments, in the absence of the adoption of Rule 20a-4, are within Company management’s discretionary authority when voting proxies. Accordingly, the Company believes that adjournments are not prohibited by Rule 14a-4(d)(4) because they are matters referred to in Rule 14a-4(c)(7), and that the Proxy Statement and the actions contemplated therein are consistent with Rule 14a-4.

3.	Comment: The Staff refers to the second full paragraph on page 7 of the Proxy Statement. We believe that the last sentence of this paragraph would clearer if, for example, it stated: “In general, the fund currently may borrow $1 for investment purposes for every $1 of investor equity. Under the proposal, the fund would be permitted to borrow $2 for investment purposes for every $1 of investor equity.”

Response:    The Company hereby acknowledges the Staff’s comment and has revised the disclosure in the definitive Proxy Statement accordingly.

4.	Comment: The Staff refers to third full paragraph on page 8 of the Proxy Statement. Please explain the meaning of the phrase “portfolio yields, on a core basis” and “targeted yield profile.”

Response:    The Company hereby acknowledges the Staff’s comment and has revised the disclosure in the definitive Proxy Statement accordingly.

5.	Comment: The Staff refers to disclosure in the last full paragraph on page 8 where the Company indicates that its warehouse credit facility lenders are supportive of reducing the asset coverage ratio to 150%. Please disclose whether, if the Company decreases its coverage under the credit facility, the interest rate charged by the lender may be increased by the lender. Please also disclose whether, if the Company decreases it asset coverage on senior securities, the interest rate on future bond issuances may have to be increased.

Response:    The Company hereby acknowledges the Staff’s comment and has revised the disclosure in the definitive Proxy Statement accordingly.

6.	Comment: The Staff refers to disclosure in the last paragraph on page 8 where the Company discusses the Company’s intention in using “lower cost debt capital.” Please disclose whether the cost of “debt capital” will increase if the minimum asset coverage ratio is decreased.

Response:    The Company hereby acknowledges the Staff’s comment and has revised the disclosure in the definitive Proxy Statement accordingly.

7.	Comment: The Staff refers to the word “visibility” in the last sentence of the carryover paragraph at the top of page 9 of the Proxy Statement. Please confirm whether the word should instead be “viability” and revise the disclosure accordingly.

Response:    The Company acknowledges the Staff’s comment and advises the Staff that the word “visibility” is correctly used in the aforementioned sentence.

8.	Comment: The Staff refers to the first risk factor on page 10 of the Proxy Statement. Please bold the first sentence in the risk factor which reads “Leverage magnifies the potential for loss on investments in our indebtedness and on invested equity capital.”

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure in the definitive Proxy Statement accordingly.

9.	Comment: The Staff refers to the first risk factor on page 10 of the Proxy Statement. The Company discloses that leveraging would cause net asset value to decline more sharply than it otherwise would have had the Company not incurred leverage. The Company also discloses that any decrease in income would cause net investment income to decline more sharply than it would have had the Company not incurred leverage. Please make clear that the decrease in net asset value for any amount of loss would be greater than the increase in net asset value for the corresponding amount of any gain, as illustrated in the leverage table below. Please also reiterate this point in the second risk factor on page 10 of the Proxy Statement where the Company discloses any decrease in its revenue or income would cause its net income to decline more sharply had the Company not borrowed.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure in the definitive Proxy Statement accordingly.

10.	Comment: The Staff refers to the penultimate sentence of the second risk factor on page 10 of the Proxy Statement. Please replace the language which reads “would also negatively affect” with “could eliminate” and please add “and repurchase our common shares” after the word “distribution” and before the word “ with.”

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure in the definitive Proxy Statement accordingly.

11.	Comment: The Staff refers to the first full risk factor on page 11 of the Proxy Statement. Please revise the second sentence of the risk factor to read “As a result, a significant increase in market interest rates would have a greater material adverse effect on our net income in the event we use more debt to finance our investments.”

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure in the definitive Proxy Statement accordingly.

12.	Comment: The Staff refers to the second full risk factor on page 11 of the Proxy Statement. In the second sentence of the risk factor, please replace “these fees are” with “base management fee is” and also please remove the 6th, 7th and 8th sentences of this risk factor because these sentences are not proper risk disclosure. Please also revise the disclosure to explain how, because the hurdle rate of the income incentive is fixed, to the extent that an increase in leverage results in an increase in net income, it is likely to create or increase the income incentive fee payable to the adviser.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure in the definitive Proxy Statement accordingly.

13.	Comment: The Staff refers to the third risk factor which begins on page 11 of the Proxy Statement. The Staff advises the Company that the sentence which reads “Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor the holders of our common stock or of securities convertible into our common stock or warrant investments representing rights to purchase our common stock or securities convertible into our common stock” should be under a separate heading. The Staff also believes that because the last sentence of this risk factor does not relate to the conflict of interest that is the subject of this section, it should be deleted.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Specifically, the Company has moved the sentence which reads “Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor the holders of our common stock or of securities convertible into our common stock or warrant investments representing rights to purchase our common stock or securities convertible into our common stock” to the risk factor entitled “Incurring additional leverage could increase the risk of investing in the Company” and modified the heading of that risk factor accordingly. Additionally, the Company has removed the last sentence of the risk factor as requested by the Staff.

14.	Comment: The Staff refers to the illustrative leverage table on page 12 of the Proxy Statement. In Table 1, we note that the cost of funds disclosed in the Form N-2 which was filed on March 26, 2018 (the “Current N-2”), is 7.26%, or 50% higher, than the 5% cost of funds in the proposal. We believe that using a 5% cost of funds in the leverage table overstates the increases in net asset value and understates the decreases in net asset value as compared to a 7.26% cost of funds. For the calculations required by Item 8.3.b of Form N-2, please use $385.4 million in total assets, $124.8 million in debt outstanding and an average cost of funds of 7.26% as shown in the Current N-2. In Table 2, for the calculations required by Item 8.3.b of Form N-2, please use $385.4 million in total assets, $256.9 million in debt outstanding (150% coverage) and an average cost of funds of 7.26% as adapted from the Current N-2.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure in the definitive Proxy Statement. The Company respectfully notes that the 5% cost of funds was determined based on the current construct of the Company’s balance sheet. The Company’s leverage consists of long-term notes, which incur interest expense at a fixed rate of 5.75%, and borrowings under its revolving credit facility, which incur interest at a cost of LIBOR+2.80%, if fully utilized. In order to increase the Company’s leverage, the Company would incrementally borrow on its credit facility, which carries a lower rate than its fixed long-term debt. Therefore, every incremental amount borrowed under the credit facility reduces the Company’s overall cost of debt due to the lower interest rate and larger denominator, after factoring in the amortization of fees and other issuance/borrowing costs. As such, the Company considers 5% to be a reasonable assumption of borrowing costs if it were to increase its overall leverage to the current and proposed regulatory thresholds.

15.	Comment: The Staff refers to the estimated annual expenses table on page 13 of the Proxy Statement. Please insert an additional column showing the fee table from the Current N-2, which includes the following estimated annual expenses (as a percentage of net assets attributable to common stock):

Base management fee under the Investment Advisory Agreement – 2.86%

Incentive fee payable under the Investment Advisory Agreement (20% of net investment income and realized capital gains) – 2.90%

Interest payments on borrowed funds – 4.13%

Other expenses – 1.96%

Total annual expenses – 11.85%

The Staff also believes that the Company’s disclosure of $81 in the table which depicts how much an investor would incur in expenses over 10 years (assuming a 200% asset coverage ratio) is too low. Please confirm the amount or revise the disclosure accordingly.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure in the definitive Proxy Statement accordingly.

*                *                 *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, Steven B. Boehm at (202) 383-0176 or Vlad M. Bulkin at (202) 383-0815.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:     James Labe / TriplePoint Venture Growth BDC Corp.

Sajal Srivastava / TriplePoint Venture Growth BDC Corp.

Andrew Olson / TriplePoint Venture Growth BDC Corp.

Steven B. Boehm / Eversheds Sutherland (US) LLP

Vlad M. Bulkin / Eversheds Sutherland (US) LLP